               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. 1)*

                           Panja, Inc.
                ---------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                ---------------------------------
                 (Title of Class of Securities)

                            698493103
                ---------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
      Senior Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
                ---------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 1, 2001
                ---------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                       Page 1 of 12 Pages
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CUSIP No. 698493103      Schedule 13D/A        Page 2 of 12 Pages



1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     S.S.  or  I.R.S.  IDENTIFICATION  NO.  OF         94-1672743
     ABOVE PERSON:
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**       (a)
                                                              (b)
3.   SEC USE ONLY

4.   SOURCE OF FUNDS**                                        N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                7.   SOLE VOTING POWER:                   238,057
  NUMBER OF
    SHARES      8.   SHARED VOTING POWER:                     -0-
 BENEFICIALLY
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:              238,057
  REPORTING
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                                    238,057
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
     (11):    2.1%  consisting  of  an  exercisable
     warrant to purchase 238,057 shares.
14.  TYPE OF REPORTING PERSON:                                 CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 698493103      Schedule 13D/A        Page 3 of 12 Pages


     This Amendment No. 1 amends the Schedule 13D dated December 15, 1999 and filed by the Reporting Person. This Amendment No. 1 reports, among other things, the sales of an aggregate of 423,212 shares of Common Stock of the Issuer by the Reporting Person from April 23, 2001 through August 1, 2001.

ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 Panja, Inc (the "Issuer")
                 3000 Research Drive
                 Richardson, TX 75082

          (b)    Title of Class of Equity Securities:

                 Common Stock, $0.01 par value ("Common Stock")

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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CUSIP No. 698493103      Schedule 13D/A        Page 4 of 12 Pages

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 4.   Purpose of the Transaction.

          On December 15, 1999, the Reporting Person acquired 423,212 shares of Common Stock and a warrant (the "Warrant") to purchase 238,057 shares of Common Stock for $5.0 million pursuant to a Securities Purchase and Investor Rights Agreement dated December 15, 1999 (the "Securities Purchase Agreement"). The Reporting
          Person also acquired an additional warrant (the "Additional Warrant") to purchase 79,352 shares of Common Stock which would only become exercisable upon satisfaction of certain milestones.

          From  April  23,  2001  through August  1,  2001,  the
          Reporting Person sold an aggregate of 423,212 shares of Common Stock.

          On June 15, 2001, the Additional Warrant expired without becoming exercisable.

          The Reporting Person continues to hold the Warrant as an investment. As part of the Securities Purchase Agreement, the Reporting Person has agreed not to acquire more than 19.99% of the Issuer's Common Stock, subject to certain exceptions. The Reporting Person will from time to time explore opportunities for liquidating all or a portion of the Warrant, through one or more sales pursuant to public or private offerings or otherwise depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors. The Reporting Person may determine to retain some portion of the Warrant as an investment.

          In addition, the Reporting Person and the Issuer have entered into a cooperation agreement. Pursuant to that agreement, the Reporting Person and the Issuer will cooperate with each other to port certain products on Issuer architecture.

ITEM 5.   Interest in Securities of the Issuer.

          The information contained in Item 4 is incorporated herein by this reference.

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CUSIP No. 698493103      Schedule 13D/A        Page 5 of 12 Pages


          (a)    Number  of Shares Beneficially Owned:   238,057
                 shares of Common Stock.

                 Percent of Class:
                 2.1% of the Issuer's outstanding Common Stock (based upon 10,994,108 shares of Common Stock outstanding as of July 11, 2001, as reported in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on July 30,
                 2001).  In accordance with Rule 13d-3, the
                 number of shares included in the above
                 calculation includes the 238,057 shares
                 issuable upon exercise of the Warrant because it is currently exercisable.

          (b) Sole Power to Vote, Direct the Vote of, Dispose of, or Direct the Disposition of Shares:

                 238,057 shares of Common Stock.

          (c)    Recent Transactions:

                 On  April  23, 2001, the Reporting Person  sold
                 25,000 shares of Common Stock at a price per share of $2.8879 in a brokerage transaction.

                 On  April  26, 2001, the Reporting Person  sold
                 65,000 shares of Common Stock at a price per share of $2.6999 in a brokerage transaction.

                 On  April  30, 2001, the Reporting Person  sold
                 5,000 shares of Common Stock at a price per share of $3.0899 in a brokerage transaction.

                 On   June  15,  2001,  the  Additional  Warrant
                 expired without becoming exercisable.

                 On  August  1, 2001, the Reporting Person  sold
                 328,212 shares of Common Stock at a price per share of $3.00 in a private placement.

          (d)    Rights with Respect to Dividends or Sales
                 Proceeds:

                 N/A

          (e)    Date of Cessation of Five Percent Beneficial
                 Ownership:

                 August 1, 2001
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CUSIP No. 698493103      Schedule 13D/A        Page 6 of 12 Pages


ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Pursuant to a Securities Purchase Agreement dated August 1, 2001, the Reporting Person sold 328,212 shares of Common Stock (as more fully described in Item 5(c) above) in a private placement to Special Situations Fund.

ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1   Securities Purchase Agreement between  the
                      Issuer  and  the  Reporting  Person  dated
                      December 15, 1999.*

          Exhibit 2   Equity Warrant dated December 15, 1999.*

          Exhibit 3   Business Warrant dated December 15, 1999.*

          Exhibit 4   Securities Purchase Agreement between  the
                      Reporting  Person  and Special  Situations
                      Fund dated August 1, 2001.

*Previously filed.

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CUSIP No. 698493103        Schedule 13D/A     Page 7 of 12 Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 2, 2001.

                                 INTEL CORPORATION


                                 By:  /s/F. Thomas Dunlap, Jr.
                                      -------------------------
                                      F. Thomas Dunlap, Jr.
                                      Senior Vice President,
                                      General Counsel and
                                      Secretary



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CUSIP No. 698493103      Schedule 13D/A        Page 8 of 12 Pages

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   BP Amoco p.l.c., an integrated oil company.
business and      Britannic House, 1 Finsbury Circus
address of        London EC2M 7BA
corporation or
other
organization in
which employment
is conducted:

Citizenship:      British


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CUSIP No. 698493103      Schedule 13D/A        Page 9 of 12 Pages

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          The Arbor Company, 1340 Arbor Road, Menlo
Address:          Park, CA 94025

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:


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CUSIP No. 698493103      Schedule 13D/A       Page 10 of 12 Pages

Name:             Reed E. Hundt

Business          Charles Ross Partners LLC, 1909 K Street NW,
Address:          Suite 820, Washington, DC 20006

Principal         Principal Partner
Occupation:

Name, principal   Charles Ross Partners LLC, a law firm.
business and      1909 K Street NW, Suite 820
address of        Washington, DC 20006
corporation or
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, a financial
business and      services provider
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          AeroGen, Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a pulmonary drug delivery
business and      company
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:


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CUSIP No. 698493103      Schedule 13D/A       Page 11 of 12 Pages

Name:             Leslie L. Vadasz

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Executive Vice President; President, Intel
Occupation:       Capital

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Morgan Hall 215,Soldiers Field Park Road
corporation or    Boston, MA 02163
other
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          University  of Florida, 226 Tigert Hall,  P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         President of the University of Florida
Occupation:

Name, principal   University of Florida
business and      226 Tigert Hall
address of        P.O. Box 113150
corporation or    Gainesville, FL 32610
other
organization in
which employment
is conducted:

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CUSIP No. 698493103      Schedule 13D/A       Page 12 of 12 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:     Andy D. Bryant
Title:    Executive   Vice   President;   Chief   Financial   and
          Enterprise Services Officer

Name:     Sean M. Maloney
Title:    Executive   Vice  President;  General  Manager,   Intel
          Communications Group
Citizens  British
hip:

Name:     Paul S. Otellini
Title:    Executive   Vice  President;  General  Manager,   Intel
          Architecture Business Group

Name:     Michael R. Splinter
Title:    Executive  Vice President; General Manager,  Sales  and
          Marketing Group

Name:     F. Thomas Dunlap, Jr.
Title:    Senior Vice President; General Counsel and Secretary

Name:     Ronald J. Smith
Title:    Senior   Vice  President;  General  Manager,   Wireless
          Communications and Computing Group

Name:     Robert J. Baker
Title:    Vice   President;  General  Manager,   Technology   and
          Manufacturing Group

Name:     Arvind Sodhani
Title:    Vice President, Treasurer